

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
JAN 17 2002

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 16 January 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland Group

News Release

ORGANISATIONAL CHANGE AT BANK OF IRELAND

Bank of Ireland has announced that it is to separate its retail businesses in the euro and sterling zones, the principal effect of which is the creation of a new unit – ***Financial Services-UK*** – incorporating Bristol & West and Retail Banking Northern Ireland and Great Britain. The consolidated business will be managed by Jeff Warren, currently Chief Executive of Bristol & West.

The unit, under Brian Goggin, that currently incorporates Corporate Banking, Treasury and International Banking, Davy Stockbrokers, IBI Corporate Finance and First Rate Enterprises, is to be re-named ***Wholesale Financial Services*** and enlarged to include responsibility for Private Banking and for all Group credit and market risk management functions.

The asset management and investment administration businesses, under Willie Cotter, are unaffected.

The organisational structure within Republic of Ireland banking operations remains largely unchanged. It currently incorporates Retail Banking and Distribution, under Des Crowley, and Retail Businesses, under John Collins. The former will be re-named ***Retail Financial Services – RoI.***

Roy Keenan, currently Managing Director of Bank of Ireland Insurance and Investments, has been appointed Group Chief Development Officer and will head up a newly created ***Office of the Group Chief Executive***. In this capacity, he will be a member of the Senior Executive Group, which also includes the Chief Executives of the principal businesses referred to above, as well as the Group Chief Financial Officer, John O'Donovan and the Group Chief Information Officer, Cyril Dunne.

The Office of the Group Chief Executive will incorporate strategic and corporate development functions, Group Human Resources, internal and external communications, and the Group Secretariat.

The changes will take place with immediate effect and give rise to a number of additional senior management changes as follows:

- Brian Forrester, currently Managing Director of The Mortgage Business, becomes Managing Director of Bank of Ireland Insurance and Investments
- Joe Larkin, currently Retail Transformation Director, Republic of Ireland, becomes Managing Director of The Mortgage Business

As a result of the imminent retirement of Mr. Paddy Murphy, Retail Banking Director – East, the following appointments are announced:

- Cathal Muckian, currently Director, Direct Channels, becomes Retail Banking Director – East
- Patrick Waldron, currently Retail Sales and Marketing Director in the Republic of Ireland, becomes Director, Marketing and Direct Channels.

Mike Soden, Group Chief Executive-designate said:

> *"These changes reflect the profile of Bank of Ireland as a diversified business with a significant spread of interests across the complete spectrum of financial services. While retail banking remains an important core activity for the Group, a significant and growing proportion of profits is generated by non-banking activities and in international capital markets.*
>
> *The consolidation of Bristol & West and Retail Banking Northern Ireland and Great Britain creates a business with pre-tax profits of €330 million based on last year's results. It is a logical follow-through to the amalgamation of the NI and GB retail banking operations and creates a business with a very attractive range of products and delivery options. Bristol and West is now a more rounded financial services company, having diversified its mortgage and investment advice business. It has many potential synergies with our Banking NI and GB operations, from which both will benefit. The enlarged business will provide a more effective platform for further growth in Britain."*

16 January 2002

ENDS

For further information:

David Holden	Head of Corporate Communications	353 1 6043833
Mary King	Head of Investor Relations	353 1 6043501

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company of the Bank of Ireland



T.H. Forsyth
Group Secretary

Date: 16 January 2002

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